FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For June 11, 2003

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑             No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑             No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑             No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	English translation of letter regarding the appointment of Mario Eduardo Vazquez as Board Vice Chairman of Compañía Internacional de Telecomunicaciones S.A. presented to the Buenos Aires Stock Exchange on June 6, 2003.

Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, June 06, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.: Board Meeting dated 06.06.03.

Redistribution of positions. Appointment of Mr. Mario Eduardo Vazquez.

Dear Sirs:

I am writing to you on behalf of Compañía Internacional de Telecomunicaciones S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Buenos Aires Stock Exchange Regulations.

Further to the above, I hereby inform that since Mr. Miguel Angel Gutiérrez was appointed Advisor (Director) of Telefónica Internacional S.A., a company organized in the Kingdom of Spain, yesterday, being responsible for regional and international subject matters, the Board of Compañía Internacional de Telecomunicaciones S.A., in the meeting held yesterday proceeded to redistribute the position of Board Vice Chairman. To that effect, Incumbent Director Mr. Mario Eduardo Vázquez was appointed to hold such position. Mr. Miguel Angel Gutiérrez will continue as Incumbent Director of the Company.

Consequently, the Board composition will be the following:

Chairman and Incumbent Director: José María Alvarez Pallete.

Vice Chairman and Incumbent Director: Mario Eduardo Vázquez.

Incumbent Directors: Juan Ignacio López Basavilbaso and Miguel Angel Gutiérrez.

Alternate Directors: Juan Carlos Ros Brugueras, Jacinto Díaz Sánchez, Angel Jiménez

Hernández and Manuel Alfredo Alvarez Trongé.

Board Secretary: Manuel Alfredo Alvarez Trongé

Yours sincerely,

Pablo Llauró

Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By: /S/ PABLO LLAURÓ
Name: Pablo Llauró
Title: Assistant General Counsel

Date: June 11, 2003